

Mail Stop 4720

August 8, 2017

Samuel S. Morrow
Chief Financial Officer
MFC Bancorp Ltd.
400 Burrard Street - Suite 1860
Vancouver, British Columbia, Canada V6C 3A6

> **Re:** **MFC Bancorp Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-04192**

Dear Mr. Morrow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Letter to Shareholders

1. We note you present Operating EBITDA, a non-IFRS financial measure, prior to the discussion and analysis of the comparable IFRS measure, net loss from continuing operations, which causes your non-IFRS measure to be more prominent than the most directly comparable IFRS measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable IFRS measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Item 4: Information on the Company

B. Business Overview, page 13

2. Please tell us and revise this section in future filings to provide a clear description of each significant product or service performed that generates revenues. The description of each product or service should discuss the principal geographical market, the types of customers served, the approximate % or $ amount of revenues generated, and any other information needed to fully understand your revenue generating activities. We note your current disclosure is overly broad and does not provide an investor with a clear understanding of your main revenue generating businesses. Please note that you should tailor your disclosure to provide the most detailed information on the activities most impacting your financial results and trends. Refer to Item 4.B of Form 20-F.

Recent Developments, page 13

3. Please revise future filings to disclose the impact on your financial results (i.e. quantify the gain or loss, detail the carrying value of assets and liabilities sold/acquired, etc.) for each sale, disposal or acquisition discussed.

Item 5: Operating and Financial Review and Prospects

Results of Operation, page 18

4. We note the following information:

- you attribute over 95% of your revenues to merchant banking products and services;
- your merchant banking products and services include marketing activities, captive supply assets, financial services, proprietary investing activities, acquiring commodity products as a broker-trader, ownership of hydrocarbon properties and an iron ore interest;
- you partly attribute an increase in revenues in 2015 to an increase in your finance and supply chain volumes (page 22);
- you provide a breakdown of your revenues earned in 2016 (page 19) based on product (e.g. metals, steel, minerals, etc.) but we are unclear how each product corresponds to the services disclosed (e.g. proprietary investing, broker-dealer, captive supply assets, etc.).

To provide an investor with a better understanding of the key activities generating revenue, please tell us and revise future filings to more clearly explain the type of transactions that generated your revenue for each period presented. In future filings please provide an analysis of significant trends as appropriate.

5. We note you present a breakdown of your revenues earned in 2016 based on geography on page 19. Please revise future filings to present this information for each period presented in a tabular format and provide an analysis of significant trends as appropriate.

Off-Balance Sheet Arrangements, page 34

6. Please tell us and revise future filings to more clearly describe the nature and terms of the guarantee obligations under the guarantees you issue to your trade and financing partners. If the guarantee obligation is different for guarantees issued to trade partners as compared to financing partners please ensure your disclosure accurately discusses this and quantify the contingent liabilities for each party separately.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information – Dividend Distributions, page 42

7. Please revise future filings to describe the nature of any restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.). Refer to Rule 4-08(e) of Regulation S-X.

Financial Statements

Note 4. Acquisitions of Consolidated Entities, page 86

8. You disclose that on February 1, 2016 you acquired a western European bank for $142 million which equaled the fair values of the identifiable assets acquired and the liabilities assumed. We also note disclosure on page 53 that you excluded the bank from your assessment of internal controls over financial reporting and that it represented 5.0% of your total assets as of December 31, 2016 which equates to approximately $33 million. Please tell us the amounts recognized at acquisition date for each major class of assets acquired and liabilities assumed. Also, explain the facts and circumstances related to the apparent reduction in assets from the acquisition date to December 31, 2016.

Note 6. Business Segment Information, page 89

9. Please tell us and revise future filings to disclose revenues from external customers for each product and service, or each group of similar products and services. We note your discussion of merchant banking appears to include different types of products and services. Refer to IFRS 8.32.

10. If revenues or non-current assets from an individual country are material, please tell us and revise future filings to quantify this information. Refer to IFRS 8.33.

Samuel S. Morrow
MFC Bancorp Ltd.
August 8, 2017
Page 4

Note 7. Trade Receivables, page 92

11. Please revise future filings to quantify the amount of trade receivables that are fully covered by credit mitigation instruments.

12. Please revise future filings to clarify if you consider credit mitigation instruments when measuring credit impairment and determining the allowance for credit losses.

Note 13. Interests in Resource Properties – Interest in an iron ore mine, page 97

13. We note your disclosure on page 11 that the operation of the iron ore mine underlying your royalty interest was closed in 2014. Please tell us in detail and revise future filings to more clearly explain where the underlying cash flows will come from to support your $22.2 million net asset recognized as of December 31, 2016. Additionally, we note a $4 million royalty receivable that appears to be related to the iron ore mine. Please explain to us and revise future filings as appropriate to explain the facts and circumstances and your assessment of the recoverability related to the receivable.

Note 14. Deferred Income Tax Assets and Liabilities, page 99

14. Please revise future filings to discuss the status of the proceedings related to the tax notices of reassessment received in November 2012 and February 2016.

Note 23. Income Taxes, page 108

15. Please revise future filings to disclose the domestic (i.e. Canadian) and foreign components of pre-tax income and income tax expense. Refer to Rule 4-08(h) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at (202) 551-3437 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services